UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                                                 SEC FILE NUMBER
NOTIFICATION OF LATE FILING                                         0-20928
                                                                   CUSIP NUMBER
(CHECK ONE):                                                       91851C 20 1

[X] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q and Form 10--QSB
[ ] Form N-SAR

For Period Ended: December 31, 1996

[X] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Transition Period Ended:__________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

VAALCO ENERGY, INC.
Full Name of Registrant

Former Name if Applicable

4600 POST OAK PLACE, SUITE 309
Address of Principal Executive Office (STREET AND NUMBER)

HOUSTON, TEXAS  77027
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             The reasons described in reasonable detail in Part III of this form could not eliminated without unreasonable effort or expense;

    |  (a)   The subject annual report, semi-annual report, transition report on
    |        Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
    |        filed on or before the
    |
[X] |  (b)   fifteenth calendar day following the prescribed due date; or the
    |        subject quarterly report of transition report on Form 10-Q, or
    |        portion thereof will be filed on or before the fifth calendar day
    |        following the prescribed due date; and
    |
    |  (c)   The accountant's statement or other exhibit required by Rule
    |        12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(ATTACH EXTRA SHEETS IF NEEDED) See attached Exhibits A, B and C.

PART IV -- OTHER INFORMATION

       Name and telephone number of person to contact in regard to this notification.

       W. Russell Scheirman    (713)            623-0801
             (Name)        (Area Code)    (Telephone Number)

(4) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
       answer is no, identify report(s).        [X] Yes  [ ] No

(5) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof?   [X] Yes [ ] No    See attached Exhibit B.

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               VAALCO ENERGY, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date MARCH 31, 1997          By /S/ W. RUSSELL SCHEIRMAN

INSTRUCTION: The form may be signed by an executive of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T (ss. 232.13(b) of this chapter).

                                    Exhibit A

In March 1997, certain significant events occurred that had a material impact on the disclosure to be reflected in the Company's Form 10-KSB for 1996. Such events required a total rewrite of the Business and MD&A sections of the report.

Also, in March 1997, the Company received certain financial information relating to an event that occurred in December 1996. The receipt of this data requires the Company to review and possibly revise the 1996 year end financial statements, which were based upon estimates regarding the December 1996 event.

It would require an unreasonable amount of effort and expense upon the part of the Company to incorporate the above mentioned events into the Form 10-KSB for 1996 and have the report reviewed by the Board of Directors, Independent Accountants and outside Legal Counsel in time to prepare the document for electronic filing by the prescribed due date.

                                    Exhibit B

The Company will report a reduction of net loss of $6.7 million in 1996 from the prior, resulting from a reduction in operating costs and the recognition of a gain on the sale of certain assets.

                                    Exhibit C
Mr. Russell Scheirman
President
VAALCO Energy
4600 Post Oak Place
Houston, Texas  77027

Dear Mr. Scheirman:

We will be unable to complete our audit of the Company's financial statements for the year ended December 31, 1996 in time for the Company to file its Annual Report on Form 10-KSB by March 31, 1997, because of the late receipt of certain information relating to an event that occurred in December 1996. In addition, certain significant events occurred in March 1997 that will have a material impact on the Company's Form 10-KSB. Accordingly, an extension on Form 12b-25 will be required.

Yours truly,

DELOITTE & TOUCHE LLP